SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KRISPY KREME DOUGHNUTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

501014 10 4

(CUSIP Number)

John N. McAleer
370 Knollwood Street, Suite 500
Winston-Salem, NC 27103

(336) 725-2981

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 29, 2000

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box    

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 5010140 10 47			Page 1 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: McAleer Investments Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	863,268
		SHARED VOTING POWER	None
		SOLE DISPOSITIVE POWER	863,268
		SHARED DISPOSITIVE POWER	None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,268 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 5010140 10 47			Page 2 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: John N. McAleer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	1,439,070
		SHARED VOTING POWER	863,268
		SOLE DISPOSITIVE POWER	1,439,070
		SHARED DISPOSITIVE POWER	863,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,338 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 5010140 10 47			Page 3 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: Jeanne McAleer Sanderford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	4,000
		SHARED VOTING POWER	863,268
		SOLE DISPOSITIVE POWER	4,000
		SHARED DISPOSITIVE POWER	863,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 867,268 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 5010140 10 47			Page 4 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: Shannon McAleer Silvernail
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	56,300
		SHARED VOTING POWER	863,268
		SOLE DISPOSITIVE POWER	56,300
		SHARED DISPOSITIVE POWER	863,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,568 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 5010140 10 47			Page 5 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: Patricia McAleer Dorgan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	17,620
		SHARED VOTING POWER	863,268
		SOLE DISPOSITIVE POWER	17,620
		SHARED DISPOSITIVE POWER	863,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,888 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 5010140 10 47			Page 6 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: Sandra McAleer Middlebrooks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	10,380
		SHARED VOTING POWER	863,268
		SOLE DISPOSITIVE POWER	10,380
		SHARED DISPOSITIVE POWER	863,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,648 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 5010140 10 47			Page 7 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER: Elizabeth McAleer Tillman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	30,000
		SHARED VOTING POWER	863,268
		SOLE DISPOSITIVE POWER	30,000
		SHARED DISPOSITIVE POWER	863,268
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,268 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.           SECURITY AND ISSUER

        This statement relates to the Common Stock, no par value (“Common Stock”), of Krispy Kreme Doughnuts, Inc., a North Carolina corporation (the “Company”). The principal executive offices of the Company are located at 370 Knollwood Street, Suite 500, Winston-Salem, NC 27103.

ITEM 2.           IDENTITY AND BACKGROUND

        (a), (b) and (c)     This statement is filed by (i) McAleer Investments Limited Partnership ("McAleer Investments"), (ii) John N. McAleer, (iii) Jeanne McAleer Sanderford, (iv) Shannon McAleer Silvernail, (v) Patricia McAleer Dorgan, (vi) Sandra McAleer Middlebrooks, and (vii) Elizabeth McAleer Tillman (collectively, the "Reporting Persons"), as members of a group.  Mr. McAleer, Ms. Sanderford, Ms. Silvernail, Ms. Dorgan, Ms. Middlebrooks, and Ms. Tillman are the general partners of McAleer Investments.

        McAleer Investments, a limited partnership organized to hold the securities of the Company, was formed under the laws of the State of North Carolina and has its principal business and principal office at 1001 West Fourth Street, Winston-Salem, NC 27101.

        John N. McAleer is an individual whose business address is 370 Knollwood Street, Suite 500, Winston-Salem, NC 27103. Mr. McAleer’s principal occupation is Vice Chairman of the Board and Executive Vice President, Concept Development of the Company, whose principal business is operating and franchising specialty stores that sell doughnuts. The address of the Company is set forth in Item 1 above.

         Jeanne McAleer Sanderford is an individual whose residence address is 6148 Lennox Place, Mobile, AL 36693. Ms. Sanderford is a school teacher.

         Shannon McAleer Silvernail is an individual whose residence address is 195 Barrington Hall Drive, Macon, GA 31220. Ms. Silvernail is a homemaker.

         Patricia McAleer Dorgan is an individual whose residence address is 2024 Tuileries Cove, Biloxi, MS 39531. Ms. Dorgan is a homemaker.

         Sandra McAleer Middlebrooks is an individual whose residence address is 265 River Route, Magnolia Springs, AL 36555. Ms. Middlebrooks is a homemaker.

         Elizabeth McAleer Tillman is an individual whose residence address is 808 Van Avenue, Daphne, AL 36526. Ms. Tillman is a homemaker.

        (d)      None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations and similar misdemeanors).

        (e)      None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)       McAleer Investments is a North Carolina limited partnership. Mr. McAleer, Ms. Sanderford, Ms. Silvernail, Ms. Dorgan, Ms. Middlebrooks, and Ms. Tillman are United States citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On December 29, 2000, McAleer Investments obtained 984,943 shares of Common Stock of the Company when its partners made capital contributions of certain of their shares of Common Stock in exchange for interests in the partnership. The names of the general partners and limited partners of McAleer Investments, the number of shares of Common Stock of the Company contributed by each to McAleer Investments, and the partnership interest of each of the general and limited partners of McAleer Investments is described in Exhibits A and B to the Limited Partnership Agreement of McAleer Investments, which is attached to this Schedule 13D as Exhibit 99 and incorporated herein by reference.

        The individual Reporting Persons were shareholders of Krispy Kreme Doughnut Corporation, the predecessor to Krispy Kreme Doughnuts, Inc. They received shares of the Company pursuant to a corporate reorganization in the form of a merger on April 5, 2000 in which each outstanding share of Krispy Kreme Doughnut Corporation was converted into the right to receive 20 shares of Common Stock of the Company and $15.00 in cash.

        In addition, the individual Reporting Persons purchased shares of the Common Stock of the Company on April 5, 2000 for $21.00 per share in the Company's initial public offering as follows:   Mr. McAleer and his wife purchased 100 shares and 600 shares, respectively; Ms. Sanderford purchased 600 shares (including 400 shares purchased by the Jeanne McAleer Sanderford Irrevocable Trust dated 12/20/91, a trust of which Ms. Sanderford is the sole trustee); Ms. Silvernail purchased 600 shares (including 400 shares purchased by the Shannon M. Silvernail Irrevocable Trust dated 10/20/91, a trust of which Ms. Silvernail is the sole trustee); Ms. Dorgan purchased 200 shares; Ms. Middlebrooks and her husband each purchased 200 shares; and Ms. Tillman purchased 200 shares.

ITEM 4.           PURPOSE OF THE TRANSACTION

        McAleer Investments was formed by the individual Reporting Persons and its limited partners, all of whom are members of the McAleer family, to provide a means for such members of the McAleer family to manage shares of Common Stock of the Company, to preserve family assets, and for estate planning purposes. The individual Reporting Persons and the limited partners also desire to facilitate gifts of partnership interests among family members, to avoid transfers of partnership interests to non-family members, and to minimize the rights of future creditors of the family members with respect to the partnership’s assets.

        The individual Reporting Persons acquired shares of the Company for investment purposes.

         McAleer Investments plans to sell up to 121,675 shares of Common Stock pursuant to the public offering described in Item 5(c) if the underwriters' over allotment option is exercised.

         Other than as described in this Item 4, none of the Reporting Persons has any plan or proposal which relates to or would result in:

        (i)    the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (ii)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (iii)    a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

        (iv)    any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (v)    any material change in the present capitalization or dividend policy of the Company;

         (vi)   any other material change in the Company's business or corporate structure;

        (vii)   changes in the Company's charter or bylaws or other action which may impede the acquisition of control of the Company by any person;

        (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

         (x)   any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b)      McAleer Investments beneficially owns 863,268 shares of Common Stock of the Company, or 6.6% of the issued and outstanding shares of Common Stock of the Company. McAleer Investments possesses the sole power to vote and dispose of such shares.

        John N. McAleer beneficially owns 2,302,338 shares of Common Stock of the Company, or 17.5% of the issued and outstanding shares of Common Stock of the Company. Mr. McAleer has sole power to vote and dispose of 1,439,070 shares of Common Stock, 43,080 of which are held by Mr. McAleer directly, 1,394,857 of which are held by the estate of Joseph A. McAleer, Sr., of which Mr. McAleer is the executor, 600 of which are held by Jamie Dickinson McAleer, Mr. McAleer’s spouse, and 533 of which are held by a tax-qualified trust pursuant to the Krispy Kreme Profit-Sharing Stock Ownership Plan. Mr. McAleer shares power to vote and dispose of 863,268 shares of Common Stock, which are held by McAleer Investments.

        Jeanne McAleer Sanderford beneficially owns 867,268 shares of Common Stock of the Company, or 6.6% of the issued and outstanding shares of Common Stock of the Company. Ms. Sanderford has sole power to vote and dispose of 4,000 shares held by the Jeanne M. Sanderford Irrevocable Trust dated 12/21/91, a trust of which Jeanne McAleer Sanderford is the sole trustee, in which 2,000 shares are held for the benefit of Carter Reid Sanderford and 2,000 shares are held for the benefit of Ryan Nicholas Sanderford. Ms. Sanderford shares power to vote and dispose of 863,268 shares of Common Stock, which are held by McAleer Investments.

        Shannon McAleer Silvernail beneficially owns 919,568 shares of Common Stock of the Company, or 7.0% of the issued and outstanding shares of Common Stock of the Company. Ms. Silvernail has sole power to vote and dispose of 56,300 shares of Common Stock, which include 30,120 shares held by the Shannon M. Silvernail Irrevocable Trust dated 10/20/91, a trust of which Shannon McAleer Silvernail is the sole trustee, in which 15,060 shares are held for the benefit of Emily Anne Silvernail and 15,060 shares are held for the benefit of Patrick Vaughan Silvernail. Ms. Silvernail shares power to vote and dispose of 863,268 shares of Common Stock, which are held by McAleer Investments.

        Patricia McAleer Dorgan beneficially owns 880,888 shares of Common Stock of the Company, or 6.7% of the issued and outstanding shares of Common Stock of the Company. Ms. Dorgan has sole power to vote and dispose of 17,620 shares of Common Stock. Ms. Dorgan shares power to vote and dispose of 863,268 shares of Common Stock, which are held by McAleer Investments.

        Sandra McAleer Middlebrooks beneficially owns 873,648 shares of Common Stock of the Company, or 6.6% of the issued and outstanding shares of Common Stock of the Company. Ms. Middlebrooks, together with her husband, S.C. Middlebrooks, have sole power to vote and dispose of 10,380 shares of Common Stock, which include 3,460 shares held by the John N. McAleer 1999 Trust for the benefit of Jennifer A. McAleer, Mr. McAleer’s daughter, a trust of which Ms. Middlebrooks is the sole trustee, 3,460 shares held by the John N. McAleer 1999 Trust for the benefit of Lauren E. McAleer, Mr. McAleer’s daughter, a trust of which Ms. Middlebrooks is the sole trustee, and 3,460 shares held by the John N. McAleer 1999 Trust for the benefit of Alexander B. McAleer, Mr. McAleer’s son, a trust of which Ms. Middlebrooks is the sole trustee. Ms. Middlebrooks shares power to vote and dispose of 863,268 shares of Common Stock, which are held by McAleer Investments.

        Elizabeth McAleer Tillman beneficially owns 893,268 shares of Common Stock of the Company, or 6.8% of the issued and outstanding shares of Common Stock of the Company. Ms. Tillman has sole power to vote and dispose of 30,000 shares of Common Stock. Ms. Tillman shares power to vote and dispose of 863,268 shares of Common Stock, which are held by McAleer Investments.

         (c)        During the past 60 days, the individual Reporting Persons contributed Common Stock to McAleer Investments as described in Item 3. In addition pursuant to a public offering of Common Stock of the Company on January 30, 2001, McAleer Investments, Mr. McAleer, Ms. Sanderford, Ms. Silvernail, Ms. Dorgan, Ms. Middlebrooks, and Ms. Tillman sold 121,675; 264,000 (including 134,000 shares held by the estate of Joseph A. McAleer, Sr., as described in Item 5); 100,000; 110,000; 130,000; 200,000; and 105,000 shares of Common Stock of the Company, respectively, for $67.00 per share. The Registration Statement relating to such public offering on Form S-1, File No. 333-53284, as amended, and the section of such Registration Statement entitled "Principal and Selling Shareholders" is incorporated herein by reference.

        (d)         Other than as described under Item 5 (a and b) above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

         (e)        Not applicable.

Item 6	CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The individual Reporting Persons are siblings. Pursuant to the Limited Partnership Agreement of McAleer Investments attached hereto as Exhibit 99 and incorporated herein by reference, the individual Reporting Persons and limited partners of McAleer Investments contributed shares of Common Stock of the Company to the partnership in exchange for partnership interests in McAleer Investments. Pursuant to the Limited Partnership Agreement, McAleer Investments possesses sole voting and dispositive power with respect to all such shares

         Mr. McAleer is Vice Chairman of the Board and Executive Vice President, Concept Development, of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99           Limited Partnership Agreement of McAleer Investments Limited Partnership

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 31st day of January 2001.

MCALEER INVESTMENTS LIMITED PARTNERSHIP
/s/ John N. McAleer By: John N. McAleer Title: General Partner
/s/ John N. McAleer John N. McAleer
/s/ Jeanne McAleer Sanderford Jeanne McAleer Sanderford
/s/ Shannon McAleer Silvernail Shannon McAleer Silvernail
/s/ Patricia McAleer Dorgan Patricia McAleer Dorgan
/s/ Sandra McAleer Middlebrooks Sandra McAleer Middlebrooks
/s/ Elizabeth McAleer Tillman Elizabeth McAleer Tillman